AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 20, 1996

                                                SECURITIES ACT FILE NO. 33-64023
                                        INVESTMENT COMPANY ACT FILE NO. 811-5870
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                 SCHEDULE 13E-4
                         ISSUER TENDER OFFER STATEMENT
                      (PURSUANT TO SECTION 13(E)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934)

                 MERRILL LYNCH SENIOR FLOATING RATE FUND, INC.
                                (Name of Issuer)

                 MERRILL LYNCH SENIOR FLOATING RATE FUND, INC.
                      (Name of Person(s) Filing Statement)

                SHARES OF COMMON STOCK, PAR VALUE $.10 PER SHARE
                         (Title of Class of Securities)

                                  59019R 10 5
                     (CUSIP Number of Class of Securities)

                                 ARTHUR ZEIKEL
                 MERRILL LYNCH SENIOR FLOATING RATE FUND, INC.
                             800 SCUDDERS MILL ROAD
                          PLAINSBORO, NEW JERSEY 08536
                                 (609) 282-2800
          (Name, Address and Telephone Number of Person Authorized to
  Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                   COPIES TO:

       THOMAS R. SMITH, JR., ESQ.                   PHILIP L. KIRSTEIN, ESQ.
              BROWN & WOOD                       MERRILL LYNCH ASSET MANAGEMENT
         ONE WORLD TRADE CENTER                          P.O. BOX 9011
     NEW YORK, NEW YORK 10048-0557              PRINCETON, NEW JERSEY 08543-9011
                                  MARCH 20, 1996
                        (Date Tender Offer First Published,
                         Sent or Given to Security Holders)

                           CALCULATION OF FILING FEE

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Transaction Valuation: $125,125,000.00(a)    Amount of Filing Fee: $25,025.00(b)
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(a) Calculated as the aggregate maximum purchase price to be paid for 12,500,000 shares in the offer, based upon the net asset value per share ($10.01) at March 15, 1996.

(b) Calculated as 1/50th of 1% of the Transaction Valuation.

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    Amount Previously Paid: ____________________________________________________

    Form or Registration No.: __________________________________________________

    Filing Party: ______________________________________________________________

    Date of Filing: ____________________________________________________________


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ITEM 1. SECURITY AND ISSUER.

    (a) The name of the issuer is Merrill Lynch Senior Floating Rate Fund, Inc., a closed-end investment company organized as a Maryland corporation (the "Fund"). The principal executive offices of the Fund are located at 800 Scudders Mill Road, Plainsboro, New Jersey 08536.

    (b) The title of the securities being sought is shares of common stock, par value $0.10 per share (the "Shares"). As of February 29, 1996 there were approximately 285 million Shares issued and outstanding.

    The Fund is seeking tenders for 12,500,000 Shares (the "Offer"), at net asset value per Share (the "NAV") calculated on the day the tender offer terminates, less any "Early Withdrawal Charge," upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 20, 1996 (the "Offer to Purchase"). A copy of each of the Offer to Purchase and the related Letter of Transmittal is attached hereto as Exhibit (a)(1)(ii) and Exhibit
(a)(2), respectively. Reference is hereby made to the Cover Page and Section 1 "Price; Number of Shares" of the Offer to Purchase, which are incorporated herein by reference. The Fund has been informed that no Directors, officers or affiliates of the Fund intend to tender Shares pursuant to the Offer.

    (c) The Shares are not currently traded on an established trading market.

    (d) Not Applicable.


ITEM 2. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    (a)-(b) Reference is hereby made to Section 9 "Source and Amount of Funds" of the Offer to Purchase, which is incorporated herein by reference.


ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

    Reference is hereby made to Section 7 "Purpose of the Offer," Section 8 "Certain Effects of the Offer" and Section 9 "Source and Amount of Funds" of the Offer to Purchase, which are incorporated herein by reference. The Fund is currently engaged in a public offering, from time to time, of its Shares. The Fund otherwise has no plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Fund or the disposition of securities of the Fund; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Fund; (c) a sale or transfer of a material amount of assets of the Fund; (d) any change in the present Board of Directors or management of the Fund, including, but not limited to, any plans or proposals to change the number or the term of Directors, or to fill any existing vacancy on the Board or to change any material term of the employment contract of any executive officer; (e) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Fund; (f) any other material change in the Fund's corporate structure or business, including any plans or proposals to make any changes in its investment policy for which a vote would be required by Section 13 of the Investment Company Act of 1940, as amended; or (g) changes in the Fund's articles of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Fund by any person. Paragraphs (h) through (j) of this Item 3 are not applicable.


ITEM 4. INTEREST IN SECURITIES OF THE ISSUER.

    There have not been any transactions involving the Shares of the Fund that were effected during the past 40 business days by the Fund, any executive officer or Director of the Fund, any person controlling the Fund, any executive officer or director of any corporation ultimately in control of the Fund or by any associate or subsidiary of any of the foregoing including any executive officer or director of any such subsidiary, except that within the past 40 business days pursuant to the public offering of its

Shares the Fund has sold approximately 23.2 million Shares at a price equal to the NAV of the Fund on the date of each such sale.


ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

    The Fund does not know of any contract, arrangement, understanding or relationship relating directly or indirectly, to the Offer (whether or not legally enforceable) between the Fund, any of the Fund's executive officers or Directors, any person controlling the Fund or any executive officer or director of any corporation ultimately in control of the Fund and any person with respect to any securities of the Fund (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations).


ITEM 6. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    No persons have been employed, retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer.


ITEM 7. FINANCIAL INFORMATION.

    (a) Reference is hereby made to the financial statements included as Exhibits (g)(1), (g)(2) and (g)(3) hereto, which are incorporated herein by reference.

    (b) None.


ITEM 8. ADDITIONAL INFORMATION.

    (a) None.

    (b) None.

    (c) Not applicable.

    (d) None.

    (e) The Offer to Purchase, attached hereto as Exhibit (a)(1)(ii), is incorporated herein by reference in its entirety.


ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

        (a)(1)   (i)  Advertisement to be printed in The Wall Street Journal.
                (ii)  Offer to Purchase.

        (a)(2)        Form of Letter of Transmittal.

        (a)(3)        Letter to Stockholders.

        (b)(1)        Credit Agreement, dated as of March 23, 1992, between the Fund and The
                      Bank of New York.(a)

        (b)(2)        Amendment No. 1 to the Credit Agreement between the Fund and The Bank of
                      New York, dated as of June 3, 1992.(a)

        (b)(3)        Amendment No. 2 to the Credit Agreement between the Fund and The Bank of
                      New York, dated as of September 11, 1992.(b)

        (b)(4)        Amendment No. 3 to the Credit Agreement between the Fund and The Bank of
                      New York, dated as of March 17, 1993.(c)

        (b)(5)        Amendment No. 4 to the Credit Agreement between the Fund and The Bank of
                      New York, dated as of December 16, 1993.(d)
        (b)(6)        Extension Request between the Fund and The Bank of New York, dated as of
                      March 16, 1994.(e)
        (b)(7)        Extension of Termination Date, dated as of March 10, 1995.(f)
        (b)(8)        Extension of Termination Date and Amendment No. 5 to the Credit
                      Agreement between the Fund and The Bank of New York, dated as of March
                      20, 1995.(g)
        (b)(9)        Extension of Termination Date and Amendment No. 6, dated as of March 14,
                      1996.
       (c)-(f)        Not Applicable.
        (g)(1)        Audited Financial Statements of the Fund for the fiscal year ended
                      August 31, 1995.
        (g)(2)        Audited Financial Statements of the Fund for the fiscal year ended
                      August 31, 1994.

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 (a)  Incorporated by reference to Exhibit (b)(2) to the Fund's Schedule 13E-4 filed with the
      Securities and Exchange Commission on June 18, 1992.

 (b)  Incorporated by reference to Exhibit (b)(3) to the Fund's Schedule 13E-4 filed with the
      Securities and Exchange Commission on September 21, 1992.

 (c)  Incorporated by reference to Exhibit (b)(4) to the Fund's Schedule 13E-4 filed with the
      Securities and Exchange Commission on March 22, 1993.

 (d)  Incorporated by reference to Exhibit (b)(5) to Amendment No. 1 to the Fund's Schedule
      13E-4 filed with the Securities and Exchange Commission on January 25, 1994.

 (e)  Incorporated by reference to Exhibit (b)(6) to the Fund's Schedule 13E-4 filed with the
      Securities and Exchange Commission on March 18, 1994.

 (f)  Incorporated by reference to Exhibit (b)(7) to the Fund's Schedule 13E-4 filed with the
      Securities and Exchange Commission on March 17, 1995.

 (g)  Incorporated by reference to Exhibit (b)(8) to Amendment No. 1 to the Fund's Schedule
      13E-4 filed with the Securities and Exchange Commission on April 25, 1995.

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                   MERRILL LYNCH SENIOR FLOATING RATE FUND, INC.


                                              By     /s/ TERRY K. GLENN
                                                 ...............................
                                                 (Terry K. Glenn, Executive
                                                      Vice President)


March 20, 1996

                                 EXHIBIT INDEX

  EXHIBIT
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(a)(1)(i)    Advertisement to be printed in The Wall Street Journal.
(a)(1)(ii)   Offer to Purchase.
(a)(2)       Form of Letter of Transmittal.
(a)(3)       Letter to Stockholders.
(b)(1)       Credit Agreement, dated as of March 23, 1992, between the Fund and The Bank of
             New York.(a)
(b)(2)       Amendment No. 1 to the Credit Agreement between the Fund and The Bank of New
             York, dated as of June 3, 1992.(a)
(b)(3)       Amendment No. 2 to the Credit Agreement between the Fund and The Bank of New
             York, dated as of September 11, 1992.(b)
(b)(4)       Amendment No. 3 to the Credit Agreement between the Fund and The Bank of New
             York, dated as of March 17, 1993.(c)
(b)(5)       Amendment No. 4 to the Credit Agreement between the Fund and The Bank of New
             York, dated as of December 16, 1993.(d)
(b)(6)       Extension Request between the Fund and The Bank of New York, dated as of March
             16, 1994.(e)
(b)(7)       Extension of Termination Date, dated as of March 10, 1995.(f)
(b)(8)       Extension of Termination Date and Amendment No. 5 to the Credit Agreement between the Fund and The Bank of New York, dated as of March 20, 1995.(g)
(b)(9)       Extention of Termination Date and Amendment No. 6, dated March 14, 1996.
(c)-(f)      Not Applicable.
(g)(1)       Audited Financial Statements of the Fund for the fiscal year ended
             August 31, 1995.
(g)(2)       Audited Financial Statements of the Fund for the fiscal year ended
             August 31, 1994.

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 (a)  Incorporated by reference to Exhibit (b)(2) to the Fund's Schedule 13E-4 filed with the
      Securities and Exchange Commission on June 18, 1992.
 (b)  Incorporated by reference to Exhibit (b)(3) to the Fund's Schedule 13E-4 filed with the
      Securities and Exchange Commission on September 21, 1992.
 (c)  Incorporated by reference to Exhibit (b)(4) to the Fund's Schedule 13E-4 filed with the
      Securities and Exchange Commission on March 22, 1993.
 (d)  Incorporated by reference to Exhibit (b)(5) to Amendment No. 1 to the Fund's Schedule
      13E-4 filed with the Securities and Exchange Commission on January 25, 1994.
 (e)  Incorporated by reference to Exhibit (b)(6) to the Fund's Schedule 13E-4 filed with the
      Securities and Exchange Commission on March 18, 1994.
 (f)  Incorporated by reference to Exhibit (b)(7) to the Fund's Schedule 13E-4 filed with the
      Securities and Exchange Commission on March 17, 1995.
 (g)  Incorporated by reference to Exhibit (b)(8) to Amendment No. 1 to the Fund's Schedule
      13E-4 filed with the Securities and Exchange Commission on April 25, 1995.